April 1, 2013

Gustavo Rodriquez

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	Homeowners Choice, Inc. Amended 8-K

Dear Mr. Rodriquez:

Included with this cover letter are copies of your letter to Homeowners Choice, Inc. dated March 27, 2013 and a form 8-K/A filing.

1. The 8-K/A clarifies and specifically states that our former accountant was dismissed effective March 20, 2013.

2. The first sentence of paragraph three is amended to state “During the two fiscal years ended December 31, 2011 and 2012 and through the Company’s subsequent interim period from January 1, 2013 through March 20, 2013….”

3. The second sentence of paragraph four is amended to state “During the two fiscal years ended December 31, 2011 and 2012 and through the Company’s subsequent interim period from January 1, 2013 through March 20, 2013 ….”

4. Exhibit 16 to the form 8-K/A is an updated letter from our former accountants, Hacker, Johnson & Smith P.A., as required by Item 304(a)(3) of Regulation S-K.

Homeowners Choice, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

P.O. Box 23177

Tampa, FL 33623

www.hcpci.com

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew L. Graham
Andrew L. Graham General Counsel

2

March 27, 2013

Via E-mail

Mr. Richard R. Allen

Chief Financial Officer

Homeowners Choice, Inc.

5300 West Cypress Street, Suite 100

Tampa, Florida 33607

Re:	Homeowners Choice, Inc.
Item 4.01 Form 8-K
Filed March 21, 2013
File No. 001-34126

Dear Mr. Allen:

We have reviewed your filing and have the following comments. Please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please amend your filing and respond to these comments within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Item 4.01 Form 8-K. Changes in Registrant’s Certifying Accountant

1.	Please amend your filing to clarify and specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed and disclose the date as required by Item 304(a)(1)(i) of Regulation S-K.

2.	Please amend the first sentence of paragraph three of your filing to state “During the two fiscal years ended December 31, 2011 and 2012 and through the Company’s subsequent interim period from January 1, 2013 through March 20, 2013, there were ….”

3.	Please amend the second sentence of paragraph four of your filing to state “During the two fiscal years ended December 31, 2011 and 2012 and through the Company’s subsequent interim period from January 1, 2013 through March 20, 2013, we have not ….”

Mr. Richard R. Allen

Homeowners Choice, Inc.

March 27, 2013

4.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Hacker, Johnson & Smith P.A., as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661, if you have any questions regarding the comments.

Sincerely,

/s/ Gustavo Rodriguez

Gustavo Rodriquez
Accounting Branch Chief

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities and Exchange Act of 1934

Date of Report (or Date of Earliest Event Reported): March 20, 2013

Homeowners Choice, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida	001-34126	20-5961396
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

5300 West Cypress Street, Suite 100

Tampa Florida 33607

(Address of Principal Executive Offices)

(813) 405-3600

(Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01	Changes in Certifying Accountant.

Our audit committee has determined to engage Dixon Hughes Goodman LLP and as a consequence has dismissed Hacker, Johnson & Smith P.A. as the company’s independent registered public accounting firm for the audit of the company’s financial statements effective March 20, 2013.

The audit reports of Hacker, Johnson & Smith P.A. on the consolidated financial statements of the company as of December 31, 2011 and 2012 and the years then ended did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of Hacker, Johnson & Smith P.A. on the effectiveness of internal control over financial reporting as of December 31, 2012 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012 and through the Company’s subsequent interim period from January 1, 2013 through March 20, 2013, there were (i) no disagreements between the company and Hacker, Johnson & Smith P.A. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of Hacker, Johnson & Smith P.A would have caused Hacker, Johnson & Smith P.A to make reference thereto in its reports on the consolidated financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Securities and Exchange Commission Regulation S-K. We provided Hacker, Johnson & Smith P.A with a copy of this Form 8-K, and requested Hacker, Johnson & Smith P.A to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter, dated March 20, 2013, is filed as Exhibit 16 to this Form 8-K

(b) The engagement of Dixon Hughes Goodman LLP as the company’s independent registered public accounting firm for the audit of the company’s financial statements for the year ending December 31, 2013 is effective March 20, 2013. During the two fiscal years ended December 31, 2011 and 2012 and through the Company’s subsequent interim period from January 1, 2013 through March 20, 2013, we have not consulted with Dixon Hughes Goodman LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us or oral advice was provided that Dixon Hughes Goodman LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a “reportable event,” as that term is defined in Item 304(a)(1)(v) of Regulation S-K

Item 9.01	Financial Statements and Exhibits

(a)	Exhibits

Exhibit 16	Letter of Hacker, Johnson & Smith P.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2013.

HOMEOWNERS CHOICE, INC.

BY:	/s/ Richard R. Allen
Name:	Richard R. Allen
Title:	Chief Financial Officer

A signed original of this Form 8-K has been provided to Homeowners Choice, Inc. and will be retained by Homeowners Choice, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 16

March 29, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Homeowners Choice, Inc. (copy attached) which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K/A, as part of the Form 8-K of Homeowners Choice, Inc. dated March 29, 2013. We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,

HACKER, JOHNSON & SMITH PA

/s/ Hacker, Johnson & Smith PA

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm